SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Entry into PIPE Financing Transaction

On July 15, 2024, MediWound, Ltd. (the “Company” or “MediWound”) entered into a share purchase agreement (the “Share Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “Purchasers”), for the offer and sale by the Company to the Purchasers (the “Private Placement”) of ordinary shares, par value NIS 0.07 per share, of the Company (the “ordinary shares”). The Private Placement is expected to raise gross proceeds of $25 million for the Company from the Purchasers, at a price per ordinary share of $17.20. The Private Placement is being effected pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 4(a)(2) of and/or Regulation D under the Securities Act. The Company intends to use the net proceeds from the Private Placement, following the payment of fees and expenses, primarily for (i) the advancement of the Company’s pre-commercial activities for the Company’s EscharEx® debridement therapy for the treatment of chronic and other hard-to-heal wounds, (ii) expediting the development of large-scale manufacturing capabilities specifically for EscharEx, and (iii) general corporate purposes.

Along with their entry into the Share Purchase Agreement, the Company and the Purchasers entered into a registration rights agreement, dated July 15, 2024 (the “Registration Rights Agreement”), providing the Purchasers with customary registration rights with respect to the ordinary shares to be issued to them pursuant to the Private Placement and any additional Registrable Securities (as defined therein). The Company has agreed to file with the Securities and Exchange Commission (the “SEC”), within 45 days after the closing of the Private Placement, an initial shelf registration statement registering the resale of all Registrable Securities issued in the Private Placement. To the extent that the SEC informs the Company that not all of the Registrable Securities may be registered for resale as a secondary offering on a single registration statement, the Company has agreed to use its reasonable best efforts to file additional shelf registration statement(s) covering the resale of all remaining Registrable Securities not registered in the initial registration statement. The Registration Rights Agreement also provides for payment of liquidated damages by the Company to the Purchasers in the event of certain delays or suspensions in the ability of the Purchasers (or the assignees of their registration rights) to sell Registrable Securities under the Registration Rights Agreement. The agreement further restricts the Company’s ability to include for an offering on its own behalf, or on behalf of any of its other security holders (other than the holders under the Registration Rights Agreement, or any security holder with existing rights to include securities in a registration statement), securities in any registration statement filed pursuant to the Registration Rights Agreement— other than securities subject to existing registration rights with respect to which the Company uses reasonable best efforts, but is unsuccessful, to obtain a waiver of such registration rights. The Company may also not file any other registration statements until all Registrable Securities are registered pursuant to a registration statement that is declared effective by the SEC, with customary exceptions. The Registration Rights Agreement also grants customary piggyback registration rights to the Purchasers (or their assignees with rights under the agreement) with respect to any Registrable Securities that have not yet then been registered under registration agreements pursuant to the Registration Rights Agreement.

Entry into Collaboration Agreement with PIPE Investor

Concurrently with its receipt of an investment of $15 million from Mölnlycke Health Care AB (“Mölnlycke”), a world-leading MedTech company specializing in solutions for wound care and surgical procedures, pursuant to the Private Placement, the Company also entered into a collaboration and rights agreement, dated July 15, 2024, with Mölnlycke (the “Collaboration Agreement”). Under the Collaboration Agreement, MediWound shall be able to benefit from Mölnlycke’s comprehensive global expertise in advanced wound care. Accordingly, if requested by MediWound, Mölnlycke shall provide MediWound with commercial insights, clinical and regulatory experience, and educational resources. Besides the parties’ collaboration in that manner, the Collaboration Agreement also grants Mölnlycke certain specific rights, including:

•
Attendance/discussion rights with the Research & Development Committee of MediWound’s board of directors (the “Board”) in a non-voting, observer capacity. Additionally, the Chief Executive Officer of Mölnlycke and the Executive Vice President, Wound Care of Mölnlycke will be invited to attend quarterly meetings with MediWound’s Chief Executive Officer and MediWound’s Chairman of the Board.

•	Strategic evaluation rights related to EscharEx®.

•
Right of first participation in the process for an acquisition of MediWound. If MediWound enters into, and the Board recommends in favor of, a definitive agreement with any third party with respect to an acquisition, Mölnlycke has agreed to vote the ordinary shares held by it in favor of such acquisition.

•
Shareholdings exclusivity, whereby MediWound may not sell or issue any equity securities to any entity having a significant commercial business is in the field of wound-care until the earlier of (i) the two-year anniversary of the closing of the Private Placement and (ii) the termination of the agreement.

•
Customary preemptive rights to maintain its ownership percentage in MediWound, subject to customary exceptions, until the earlier of (i) the two-year anniversary of the closing of the Private Placement and (ii) the termination of the agreement.

The Collaboration Agreement contains stand-still provisions that limit Mölnlycke's ownership to no more than 9.99% of MediWound’s issued and outstanding ordinary shares during the duration of the agreement, including pursuant to any voting or other agreement.

Press Release

On July 15, 2024, the Company issued a press release announcing the prospective Private Placement and entry into the Collaboration Agreement. A copy of that press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

Exhibits

The following documents are furnished as exhibits to this Form 6-K:

Exhibit	Description
4.1	Form of Share Purchase Agreement, dated July 15, 2024, by and between the Company and the purchasers listed on the signature pages thereto
4.2	Form of Registration Rights Agreement, dated July 15, 2024, by and between the Company and the purchasers of the Company’s ordinary shares listed on the signature pages thereto
4.3	Collaboration and Rights Agreement, dated July 15, 2024, by and between the Company and Mölnlycke Health Care AB
99.1	Press Release issued by the Company on July 15, 2024

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto (other than Exhibit 99.1) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, and  333-266697, respectively) and on Form F-3, filed with the SEC on May 25, 2022 and March 31, 2023 (Registration Nos. 333-265203 and 333-268297, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: July 15, 2024	By:	/s/ Hani Luxenburg
Name: Hani Luxenburg
Title: Chief Financial Officer